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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the period ended December 31, 2001 or

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to _________



                          Commission File Number 1-9349

              Sizeler Real Estate Management Co., Inc. 401(k) Plan
                            (Full title of the Plan)

                        Sizeler Property Investors, Inc.
                               2542 Williams Blvd.
                                Kenner, LA 70062
      (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

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Sizeler Real Estate Management Co., Inc. 401(k) Plan

                                Table of Contents

                                                                      Page
                                                                      ----
Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employment
Retirement Income Security Act of 1974.

    Independent Auditors' Report                                       3
    Statement of Net Assets Available for Benefits as of
     December 31, 2001                                                 4
    Statement of Changes in Net Assets Available for Benefits
     For the Period from November 1, 2001 (inception) to
     December 31, 2001                                                 5
    Notes to Financial Statements                                  6 - 9
    Schedule of Assets (Held at End of Year)                          10

Signature                                                             11

Independent Auditors' Consent                                    Exhibit 23.1

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                          Independent Auditors' Report

The Plan Administrator
Sizeler Real Estate Management Co., Inc. 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of the Sizeler Real Estate Management Co., Inc. 401(k) Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the period from November 1, 2001 (inception) to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the period from November 1, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                KPMG LLP

New Orleans, Louisiana
June 7, 2002

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              Sizeler Real Estate Management Co., Inc. 401 (k) Plan

                 Statements of Net Assets Available for Benefits

                                December 31, 2001


Cash and cash equivalents                                     $   77,632
Investments at quoted market value                             1,688,276
Loans to Plan participants                                        10,580
Accrued income receivable                                             20
                                                              ----------
                 Net assets available for benefits            $1,776,508
                                                              ==========

See accompanying notes to financial statement

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              Sizeler Real Estate Management Co., Inc. 401 (k) Plan

            Statement of Changes in Net Assets Available for Benefits

          Period from November 1, 2001 (inception) to December 31, 2001


Additions to net assets attributed to:
     Investment income:
        Net appreciation in fair value of investments          $  116,598
        Interest and dividends                                      4,612
                                                               ----------
                                                                  121,210
     Participants' contributions                                   29,545
     Employer contributions                                        11,635
     Transfer of assets from other benefit plan                 1,615,719
                                                               ----------
                 Total additions                                1,778,109

Deductions:
     Withdrawals and benefits paid                                 (1,586)
     Administrative expenses                                          (15)
                                                               ----------
                 Net increase in net assets
                  available for benefits                        1,776,508

Net assets available for benefits:
     Beginning of period                                               --
                                                               ----------
     End of period                                             $1,776,508
                                                               ==========

See accompanying notes to financial statements.

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              Sizeler Real Estate Management Co., Inc. 401 (k) Plan

                          Notes to Financial Statements

                                December 31, 2001


1. Description of the Plan

The following description of the Sizeler Real Estate Management Co., Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Sizeler Real Estate Management Co., Inc., Sizeler Property Investors, Inc. and SPIAPT, Inc. (the Plan Sponsors). The Plan was established on November 1, 2001. All full-time employees of the Plan Sponsors, except union and non-resident alien employees, are eligible to participate in the Plan on the first day of the quarter following their attainment of age 21 and the completion of one year of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Benefits

Participants may contribute to the Plan up to 15% of their eligible compensation. The employer will match up to 50% of the employee's contribution not to exceed 6% of the employee's eligible compensation. In addition, the employer may make a discretionary contribution to the Plan.

Vesting

Each participant is fully vested in his/her contributions at all times. A participant becomes vested in the employer contributions as follows: 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service, and 100% after six years of service.

Payment of Benefits

Participants are eligible for lump-sum or monthly benefit payments upon reaching age 65 with a minimum of five years of service or may elect each early retirement upon reaching age 55 with a minimum of six years of service. Terminated participants are eligible to receive lump-sum payments of their vested accounts as soon as practicable after their termination date.

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Participant Loans

Each participant may borrow the lesser of 50% of their vested account balance or $50,000 reduced by the outstanding balance of loans from the Plan during the one year period ending on the day before the date on which such loan is made. The term of the loan may not exceed five years, unless the proceeds are used to acquire the principal residence of the participant. Repayments are made through payroll deductions. The annual loan interest rate is based on the Wall Street Journal Prime Rate.

Participant Accounts

Valuation of the trust assets held in each fund is performed daily and on the basis thereof, the value of each participant's account is determined. Each participant's account is credited with the participant's and employer's contributions to each fund and plan earnings and charged with any distributions made to the participant. Allocations are based upon annual compensation and/or fund account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Forfeitures

If a participant terminates his employment, the non-vested portion of his account is forfeited and may be used to reduce current or future Company contributions payable to the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to, at any time, amend or terminate the Plan subject to the terms of ERISA.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and the related changes in net assets available for benefits.

Cash and Cash Equivalents

The Plan considers cash equivalents to be all highly-liquid investments with maturities of three months or less at the date of acquisition.

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Use of Estimates

In preparing the Plan's financial statements, the Plan Administrator makes informed estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Actual results may differ from these estimates.

3. Investments

The Plan Administrator is Sizeler Real Estate Management Co., Inc. with Bank One, Trust Company, NA and AMVESCAP National Trust Company named as Trustees of the Plan. INVESCO Retirement, Inc. is the record keeper of the Plan. INVESCO Retirement Inc. is a related party to AMVESCAP National Trust Company. The following investment opportunities are available to participants: One Group Prime Money Market Fund, One Group Balanced Fund, One Group Mid Cap Value Fund, One Group Government Bond Fund, One Group Large Cap Growth Fund, One Group Equity Index Fund, One Group Investor Growth Fund, INVESCO Dynamics Fund, INVESCO Small Company Growth Fund, Aim Global Growth Fund, Fidelity Advisor High Yield Fund and Sizeler Property Investors, Inc. Common Stock.

The Trustees maintain accounts on behalf of the Plan and make investments in common trust funds, in accordance with written instructions from the participants. These funds are distinguished by the level of risk of the investments contained within the fund.

The investments and changes therein of the funds have been reported by the Trustees as having been determined through the use of fair values. If available, quoted market prices are used to value investments. Purchases and sales of investments are recorded on a settlement-date basis. Use of the settlement-date basis rather than the trade-date basis does not have a material impact on the Plan's financial statements.

The current value of the following investments is in excess of 5% of the Plan's net assets available for benefits:

  One Group Balanced Fund                                   $ 146,988
  One Group Mid Cap Value Fund                                206,735
  One Group Government Bond Fund                              105,906
  One Group Large Cap Growth Fund                             146,667
  One Group Equity Index Fund                                 238,349
  INVESCO Small Company Growth Fund                           317,321
  Fidelity Advisor High Yield Fund                             91,607
  Sizeler Property Investors, Inc. Common Stock               275,371


4. Transfers From Other Plan

Effective November of 2001, assets totaling $1,615,719 were transferred at fair value into the Plan. The assets transferred represented the assets of the employees of the Plan Sponsors. Accordingly, the transfer of assets from these employees was recorded as an addition in the statement of changes in net assets available for benefits for the 2001 plan year.

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5. Fees and Expenses

The Plan Sponsors have absorbed the cost of the personnel required to maintain the personnel, payroll and other records required by the Plan, as well as investment management fees.

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by AMVESCAP National Trust Company and Bank One, Trust Company, NA, Trustees of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

7. Federal Income Taxes

Sizeler Real Estate Management Co., Inc. 401(k) Plan has adopted a standardized plan which has received a favorable determination from the Internal Revenue Service. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore the Plan was qualified and the related trust was tax-exempt under Internal Revenue Code Sections 401(a) and 501(a) as of December 31, 2001.

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                                                                Schedule

              SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(k) PLAN

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                                      Market
            Identity of issue                            Shares        value
            -----------------                            ------       ------
Cash and cash equivalents:
     Cash                                                           $  14,710
*    One Group Prime Money Market Fund                   62,922        62,922

Mutual funds:
*    One Group Balanced Fund                             11,457       146,988
*    One Group Mid Cap Value Fund                        13,655       206,735
*    One Group Government Bond Fund                      10,527       105,906
*    One Group Large Cap Growth Fund                      9,172       146,667
*    One Group Equity Index Fund                          9,094       238,349
*    One Group Investor Growth Fund                         612         7,380
*    INVESCO Dynamics Fund                                5,038        80,251
*    INVESCO Small Company Growth Fund                   26,139       317,321
     Aim Global Growth Fund                               4,626        71,701
     Fidelity Advisor High Yield Fund                    10,945        91,607

Common stock:
* Sizeler Property Investors, Inc. Common Stock          30,529       275,371

Loans to Plan participants, bearing interest at rates
 ranging from 7.20% to 9.50%*                                --        10,580
                                                                   ----------
                                                                   $1,776,488
                                                                   ==========

*    Party-in-interest transaction.

Note: Cost information of the investments is excluded as all investments are participant directed.

See accompanying independent auditors' report.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                  SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(K) PLAN

Date:  June 26, 2002            By: /s/ Robert  A. Whelan
                                    ----------------------------------
                                    Robert A. Whelan
                                    Plan Administrator

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